Exhibit 23.3

Consent of Independent Auditors

We consent to the incorporation by reference in this Post-Effective Amendment No. 10 to the registration statement (No. 333-152653) on Form S-11 of CB Richard Ellis Realty Trust of our report dated June 25, 2009, with respect to the combined statement of assets, liabilities and partners’ capital and combined schedule of real estate related investments of CB Richard Ellis Strategic Partners Asia II, L.P. and CB Richard Ellis Strategic Partners Asia II-A, L.P., Cayman Islands exempted limited partnerships, as of December 31, 2008, and the related combined statements of operations, partners’ capital, and cash flows for the year then ended, which report appears in the December 31, 2010 annual report on Form 10-K of CB Richard Ellis Realty Trust and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG

Hong Kong, China

August 22, 2011